Filed by Spectra Energy Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spectra Energy Corp

(Commission File No. 001-33007)

Date: September 6, 2016

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Header: SPECTRA ENERGY AND ENBRIDGE TO MERGE

Text: The merger will create North America’s largest energy infrastructure company with a C$165 billion (US$127 billion) enterprise value.

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Spectra Energy Corp and Enbridge Inc. will combine to create North America’s largest energy infrastructure company.

This transaction creates the largest energy infrastructure company in North America with an enterprise value of approximately C$165 billion (US$127 billion), a C$74 billion (US$57 billion) inventory of current and potential growth projects and anticipated annual dividend growth of 10-12 percent through 2024. The combined company will be exceedingly well positioned to invest in critical infrastructure to meet the needs of our customers and create value for our shareholders.

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Related Content:

•	Fact Sheet (if received)

•	Combined Infrastructure Map

•	News Release

•	Investor Presentation

•	Webcast (Link to Enbridge webcast)

•	Conference Call Transcript (To Be Added Later)

Important Additional Information

In connection with the proposed transaction, Enbridge will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a Proxy Statement of Spectra and a Prospectus of Enbridge, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Enbridge and Spectra will be submitted to Spectra’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF SPECTRA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Enbridge and Spectra, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Enbridge, Investor Relations, 200, Fifth Avenue Place, 425 - 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, (403) 266-7922, or to Spectra, Investor Relations, 5400 Westheimer Court, Houston, TX 77056-5310, (713) 627-5400.

PARTICIPANTS IN THE SOLICITATION

Enbridge, Spectra, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Enbridge’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and its notice of annual meeting and management proxy circular for its 2016 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 31, 2016. Information regarding Spectra’s directors and executive officers is available in Spectra’s proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC on March 16, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

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Spectra Energy Corp and Enbridge Inc. will combine to create North America’s largest energy infrastructure company.
This transaction creates the largest energy infrastructure company in North America with an enterprise value of approximately C$165 billion (US$127 billion), a C$74 billion (US$57 billion) inventory of current and potential growth projects and anticipated annual dividend growth of 10-12 percent through 2024. The combined company will be exceedingly well positioned to invest in critical infrastructure to meet the needs of our customers and create value for our shareholders.
Related Content:
Fact Sheet (if received)
Combined Infrastructure Map
News Release
Investor Presentation
Webcast (Link to Enbridge webcast)
Conference Call Transcript (To Be Added Later)
Important Additional Information
In connection with the proposed transaction, Enbridge will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a Proxy Statement of Spectra and a Prospectus of Enbridge, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Enbridge and Spectra will be submitted to Spectra’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF SPECTRA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Enbridge and Spectra, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Enbridge, Investor Relations, 200, Fifth Avenue Place, 425 - 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, (403) 266-7922, or to Spectra, Investor Relations, 5400 Westheimer Court, Houston, TX 77056-5310, (713) 627-5400.
Participants in THE Solicitation
Enbridge, Spectra, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Enbridge’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and its notice of annual meeting and management proxy circular for its 2016 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 31, 2016. Information regarding Spectra’s directors and executive officers is available in Spectra’s proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC on March 16, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.